UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53149

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management of the Carolinas, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1520 South Blvd., Suite 230
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sherri Lynn Yager	704-332-3131 ext. 238	syager@capitalmc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker, LLP
(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Lee Carter, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management of the Carolinas, LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Kenneth Lee Carter, Jr._

Title: President/Partner/CFO

Sheri Yager

Notary Public

SHERRI YAGER
NOTARY
PUBLIC
UNION COUNTY, N.C.

MY COMMISSION EXPIRES 3/25/2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Form SIPC-3

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CAPITAL MANAGEMENT OF
THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2024, and
Report of Independent Registered Public Accounting Firm

Capital Management
OF THE CAROLINAS, L.L.C.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Reconciliation of Net Capital Under Rule 15c3-1 as of December 31, 2024 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2000.

GreerWalker

Certified Public Accountants
February 5, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

1

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	3,698,031
Accounts receivable:		
Broker-dealer 12b(1) fees		1,212,203
Prepaid expenses		27,953
Total current assets		4,938,187
NONCURRENT ASSETS:		
PROPERTY:		
Office furniture and equipment		88,390
Leasehold improvements		46,944
Total		135,334
Less accumulated depreciation and amortization		119,801
Property, net		15,533
OPERATING LEASE RIGHT-OF-USE ASSETS, NET		35,087
DEPOSITS		3,729
Total noncurrent assets		54,349
TOTAL ASSETS	$	4,992,536

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and other accrued liabilities	$	355,633
Current portion of operating lease liabilities		36,910
Total current liabilities		392,543
TOTAL LIABILITIES		392,543
MEMBERS' EQUITY		4,599,993
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,992,536

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Broker-dealer 12b(1) fees	$	13,704,200
Interest		137,551
Total		13,841,751
EXPENSES:		
Salaries		4,352,793
Retirement plan contributions		579,528
State taxes		428,055
Insurance		170,449
Contributions		156,429
Payroll taxes		114,458
Office rent		95,918
Travel and entertainment		84,103
Marketing		75,825
Conferences and seminars		60,812
Legal and professional fees		59,017
Office supplies and expense		53,968
Regulatory fees		26,546
Technology fees		23,417
Telephone		22,281
Dues and subscriptions		16,337
Regional advisory boards		10,201
Other		6,062
Total		6,336,199
NET INCOME	$	7,505,552

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

MEMBERS' EQUITY, JANUARY 1, 2024	$	2,319,441
DISTRIBUTIONS TO MEMBERS		(5,225,000)
NET INCOME		7,505,552
MEMBERS' EQUITY, DECEMBER 31, 2024	$	4,599,993

See notes to financial statements.

4

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2024

SUBORDINATED LIABILITIES, DECEMBER 31, 2023	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2024		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2024	$	-

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,505,552
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(129,538)
Other assets		111,442
Accounts payable and other accrued liabilities		(50,392)
Net cash provided by operating activities		7,437,064
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment		(15,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(5,225,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,196,531
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,501,500
CASH AND CASH EQUIVALENTS, END OF YEAR	$	3,698,031

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds to North Carolina local governments and public authorities. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain revenues and expenses during the period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2024, the Company had cash equivalents of $3,569,242 that were uninsured. Cash and cash equivalents are not carried at fair value, but at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. On December 31, 2024, the carrying value and the estimated fair value of the cash and cash equivalents were equal to $3,698,031.

Accounts Receivable and Revenues – The Company has entered into a contract with Fidelity Distributors Corporation (FDC) to distribute shares of the North Carolina Capital Management Trust (NCCMT) to North Carolina local governments and public authorities on a daily basis. The Company believes the performance obligation for providing distribution services is satisfied over time because FDC is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management. 12b(1) distribution fees are recognized as revenue at the time that the services are provided. The Company extends credit to FDC for the 12b(1) distribution fees which are received monthly under its service agreement. Receivables normally represent one month of earnings.   Accounts receivable are reduced by an allowance for credit losses, which reflects management's estimate of the risk of loss due to credit default. The Company recognizes the amount of change in current credit losses as an allowance gain or loss in expenses in the accompanying statement of income. There was no allowance gain or loss recognized for the year ended December 31, 2024. As of December 31, 2024, the Company considers such receivables, which are all from FDC, fully collectible, and therefore, no allowance for credit losses has been provided for in the accompanying financial statements. The beginning and ending balances of 12b(1) receivables were $1,082,665 and $1,212,203 respectively.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods. Typical useful lives are as follows: computer equipment – 3 – 10 years; furniture and fixtures – 7 years; leasehold improvements – the lease term or the useful life of the asset, whichever is shorter; and office equipment – 5 – 7 years.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns. The difference between the basis of the Company's assets and liabilities for financial

reporting and income tax purposes would not have a material effect on the accompanying financial statements; therefore, no deferred income taxes have been recorded.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2024.

The Company has elected the Pass-Through Entity Tax election, which allows the income tax for the State of North Carolina to be paid by the Company. Accordingly, a provision for these income taxes has been recognized in the accompanying statement of income.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 5, 2025, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $3,284,736 which was $3,260,906 in excess of its required net capital of $23,830. The Company's net capital ratio was approximately .11 to 1.

3.   PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management and were equal to 20% of employee compensation for eligible employees for the 2024 fiscal year. During the year ended December 31, 2024, contributions in the amount of $579,528 were made to the plan.

4.   COMMITMENT - DEFERRED COMPENSATION

The Company sponsors a non-qualified deferred compensation plan under which payments of $200,000 will be made on June 30, 2025, and payments of $200,000 will be made on June 30, 2026, to eligible employees. Except in the event of the death or disability of an eligible employee, all of the payments are based on future service and none of the payments are vested. The Company has accrued $213,333 as a liability for deferred compensation in its statement of financial condition as of December 31, 2024.

5.   LEASE COMMITMENTS

FASB ASC 842, *Leases*, requires the recognition of right-of-use (ROU) assets and lease liabilities in the financial statements. As allowed in Topic 842-10-15-37, the Company accounts for lease and nonlease components separately for all of its classes of leases.

The Company is a lessee in two noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any

prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for lease payments associated with any short-term leases is recognized on a straight-line basis over the lease term. The Company has one short-term lease for telephone equipment with an initial 12-month lease term.

The Company has obligations for office space and office equipment with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases. Both leases were signed during 2022. In addition to its office lease which expires in April 2025, the Company also leases office equipment with a lease term expiring in August 2025. The office equipment lease includes an option to extend the lease with the same terms as the original lease; however, management is reasonably certain that this option will not be exercised. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, under the company's office equipment lease, variable payments. For example, under the office equipment lease the Company is required to pay for copies in excess of a predetermined amount. These variable lease payments are not included in the lease payments used to determine the lease liability and are recognized as period costs when incurred.

The ROU asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 4.13%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 4.3 months. No new ROU assets were obtained in exchange for operating lease obligations during the year. There were $97,696 in reductions to ROU assets resulting from reductions to operating lease obligations. Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

As of December 31, 2024, maturities of lease liabilities for all noncancelable operating leases are $36,910 2025, with total undiscounted lease payments of $37,257. The discounted lease liability on December 31, 2024, is $36,910 with imputed interest of $347. During the year ended December 31, 2024, the cash paid for amounts included in lease liabilities was $106,227 and the total amount of the lease cost was $110,321. $8,820 of the lease cost was due to the cost of the short-term equipment lease and $101,501 of the lease cost was due to the operating leases. None of the lease cost was due to variable payments.

6. MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, that the Company has the right, but not the obligation, to purchase the equity interests of a member upon the occurrence of certain events. Events specifically mentioned in the operating agreement are a defaulting event of a member, the marriage of a member, or the termination of a marriage of a member. A member can only dispose of an ownership interest with the approval of 75% of the voting interests of the Company's members; however, no transfer of ownership may take place unless the transferee agrees in writing to be bound by the terms of the operating agreement. Certain operating actions taken by the Company require the consent of 75% of the percentage interest then held by the members.

7. CONCENTRATION OF REVENUE

During 2024, the Company maintained a service agent agreement with FDC with respect to the NCCMT government portfolio which accounted for 99.0% of total Company revenue. The agreement for the government portfolio is renewable annually by approval of the trustees of the NCCMT. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2025. Management expects that the agreement will be renewed.

Changes have been made in the North Carolina Administrative Code (NCAC) for the certification of mutual funds by the North Carolina Local Government Commission (LGC). Under the new certification

requirements, a fund is certified unless the certification is revoked under one of the provisions of the NCAC as long as information is filed with the LGC staff on an annual basis. On April 2, 2024, the LGC certified the Government Portfolio of the NCCMT as a "Certified Money Market Mutual Fund." Management expects that the required submissions will be made to the LGC staff on an annual basis and that the Certification will continue to be effective.

8.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2024, under Section 78ccc(a)(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2024 (Unaudited)	$	3,284,736
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2024 (Audited)	$	3,284,736

No material differences exist between audited and unaudited net capital at December 31, 2024.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2025-01-21 12:48PM EST
Status: Accepted

BROKER OR DEALER		
CAPITAL MANAGEMENT OF THE CAROLINAS, LLC	as of	12/31/24

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$	4,599,993	3480
2. Deduct ownership equity not allowable for Net Capital		(	)	3490
3. Total ownership equity qualified for Net Capital			4,599,993	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities		$	4,599,993	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,259,418 3540			
B. Secured demand note deficiency	3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges	3600			
D. Other deductions and/or charges	3610	(	1,259,418)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions		$	3,340,575	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$ 3660			
B. Subordinated securities borrowings	3670			
C. Trading and investment securities:				
1. Exempted securities	55,839 3735			
2. Debt securities	3733			
3. Options	3730			
4. Other securities	3734			
D. Undue concentration	3650			
E. Other (List)	3736	(	55,839)	3740
10. Net Capital		$	3,284,736	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2025-01-21 12:48PM EST
Status: Accepted

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC   as of   12/31/24

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 23,830	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 23,830	3760
14. Excess net capital (line 10 less 13)	$ 3,260,906	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 3,248,990	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 357,456	3790
17. Add:			
A. Drafts for immediate credit . . . . $	3800		
B. Market value of securities borrowed for which no			
equivalent value is paid or credited . . . . $	3810		
C. Other unrecorded amounts (List) . . . . $	3820	$	3830
18. Total aggregate indebtedness		$ 357,456	3840
19. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %		10.88	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %		0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant		
to Rule 15c3-3 prepared as of the date of net capital computation including both		
brokers or dealers and consolidated subsidiaries' debits	$	3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
requirement of subsidiaries computed in accordance with Note (A)	$	3880
23. Net capital requirement (greater of line 22 or 23)	$	3760
24. Excess net capital (line 10 less 24)	$	3910
25. Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by   adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be   consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits   if alternative method is used.

(B) Do not deduct the value of securities borrowed under   subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form   and the market values of the memberships in exchanges contributed for use of company (contra to item 1740)   and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,   respondent should provide a list of material non-allowable assets.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management of the Carolinas, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 5, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Capital Management

OF THE CAROLINAS, L.L.C.

1520 South Boulevard, Suite 230
Charlotte, NC 28203
Phone: 704-332-3131

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2024

EXEMPTION REPORT

1. The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1.) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under Paragraph k(1) of 17 C.F.R. 240.15c3-3. (2.) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

ACKNOWLEDGED BY:

Kenneth Lee Carter, Jr.
President/Partner/CFO

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2024. Management of Capital Management of the Carolinas, LLC (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

16

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 5, 2025
Greenville, SC

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

<u>SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2024</u>

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2024

AMOUNT ($) BUSINESS ACTIVITIES THROUGH WHICH REVENUE WAS EARNED

$ 0 - Business conducted outside the United States and its territories and possessions

13,704,200 - Distribution of shares of registered open end investment companies or unit investment trusts

0 - Sale of variable annuities

0 - Insurance commissions and fees

0 - Investment advisory services to one or more registered investment companies or insurance company separate accounts

0 - Transactions in securities futures products

$13,841,751 - Total Revenues

See report of independent registered public accounting firm.

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION
78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-53149 DEA: FINRA	2024	Dec
CAPITAL MAN OF THE CAROLINAS LLC 1520 SOUTH BLVD STE 230 CHARLOTTE, NC 28203 UNITED STATES		

The above broker-dealer certifies that during the fiscal year ending 12/31/2024

(check appropriate boxes):

☐   (i)   Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

      (ii)   Its business as a broker-dealer is expected to consist exclusively of:

☑   (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐   (II) the sale of variable annuities;

☐   (III) the business of insurance;

☐   (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐   (iii)   It is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑   By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

CAPITAL MAN OF THE CAROLINAS LLC	Sherri Lynn Yager
(Name of Broker-Dealer)	(Authorized Signatory)
1/2/2024	Vice President
(Date)	(Title)
	704-332-3131
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.   19